Texaplex Properties, LLC
276 Washington Street #305,
Boston, MA 02108

Regulation A Offering
Filed on August 24, 2011
File No. 024-10302



October 20, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Request for Acceleration of Qualification Date

Pursuant to Rules 460 and 461 of Securities Act, we hereby respectfully request acceleration of the qualification date of the pending offering statement. The requested effective date is November 7, 2011.

We hereby acknowledge that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are aware of our respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed offering of the securities.

The Issuer:
Texaplex Properties, LLC

Signed by:

Frank J. Addivinola, Jr., CEO, CFO, Director

Angelica Chuvilina, COO, Director